

October 16, 2014

<u>Via E-mail</u>
C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, CA 94010

     Re: **Virgin America Inc.**
              Amendment No. 6 to Registration Statement on Form S-1
              Filed October 10, 2014
              File No. 333-197660

Dear Mr. Cush:

We have reviewed your responses to the comments in our letter dated October 8, 2014 and have the following additional comments.

<u>2014 Recapitalization, page 37</u>

1. We note your response to our prior comment 1. Please revise the table on page 38 to include footnote disclosure indicating the amount of paid in kind interest that is included in the contractual obligations associated with the restructured debt held by The Virgin Group and by Cyrus Capital as of June 30, 2014 as indicated in your response.

<u>Financial Statements, page F-1</u>

2. We note your response to our prior comment 9. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

<u>General</u>

3. A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Tad J. Freese
        Latham & Watkins LLP